Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On July 22, 2021, the CEO of Embark, Alex Rodrigues participated in a live podcast with JMac Investing on Youtube.com. A copy of the transcript of this interview is set forth below.

Jason 0:27

All right welcome to the show. We have on today, the co-founder and CEO of Embark self-driving Alex Rodrigues, how are you doing Alex?

Alex Rodrigues 0:36

I'm doing great, thanks for having me.

Jason 0:37

Absolutely, thanks for coming on. I think it's interesting backstory we have on one of the reasons that you wanted to come on so you want to get into that a little bit?

Alex Rodrigues 0:53

I think that you had, you had a segment, a couple of weeks ago, you're talking about the self-driving truck industry, and, and let's say you were less than complimentary about Embark so I'm here to set the record straight, a little bit and I'll make sure people are educated about the self-driving truck world and also, you know I think getting to know, getting to know some of your fan base as always, I like to not just spend all my time talking to the Wall Street folks. I like to get to talk to a little bit of everybody.

Jason 1:23

Yeah, very admirable of you to come on and number one to watch the content. You and your PR folks to watch that and then to want to come on and because maybe you talk a little offline here and for me it was a quick overview of the space and I actually have done a little bit more research on Embark now and I think, I think it's pretty interesting so I was more or less, I was more or less just looking at valuations in that particular video, but I do really want to hear from you, from the source, you know, from the co-founder and creator of the company. That's always the place where you can typically get into the weeds, if you can get into the weeds anywhere it will be with us. So how about this, give us some backdrop on yourself, and, and then your company Embark.

Alex Rodrigues 2:15

Yeah, for sure, so maybe I'll start with my story. So I, I grew up in Canada. I spent the last coming up on 15 years building robots, and including building the first roads in Canada, and then up in Canada, self-driving campus shuttle vehicles. Then for the last five years, maybe a little bit more now, Brandon and I have been working on building self-driving specifically for the trucking industry, as part of Embark. Embark is the longest running self-driving truck program in the United States, so it's something that we're certainly we're super passionate about been working on for a really long time. I think what really stood out to me and to when we were first getting into Embark five years ago, And I think you mentioned this a little bit, is just how exciting of an opportunity. Trucking is in particular so self driving is obviously something a lot of people have heard about, but Embark really kicked things off and has been clearing the way as far as a specific trucking solution, and I think it's just this incredibly compelling opportunity, because what you're able to do is, instead of trying to solve everything. We build a system that drives, primarily on the highway, and then a little bit on rural streets to design for trucks, but doesn't go into downtown, and so we're all the hardest problems are double parked cars people are driving weird, and we're able to get around that completely. Basically our driverless trucks, drop the trailer off at the edge of the city, at what we call a transfer point. And then, local driver will come pick up the trailer, drop and hook, take it to its final destination that lets us focus on building technology. There's a lot more near term but it's easily built. And so we've been focusing on that we were when we started. Everybody Everybody laughed a little bit said that this didn't make sense, but here we are now, it's pretty clear that so very interested the right way to be doing this number has been doing it longer than anybody. And so yeah, five years in, and then we just announced about a month ago a SPAC merger with Northern Genesis Acquisition Corp or NGAB on the New York Stock Exchange, and these guys are super high quality folks, I think you I think you met the lion electric team as well. Who were the previous SPAC the North Genesis team did. You know the Genesis one and lion Electric has been doing super well, and I actually met the team as part of the diligence and they had really complimentary things to say. So we're really excited to partner with, with the northern Genesis folks and bring NGAB and then ultimately Embark to the public market.

Jason 4:49

for sure, very like you said, a very very intriguing space, and, you know, even that initial video I did get some comments in the comment section to get people like self driving so far away and I was like no, no this is happening like now, this is underway, and there's going to be especially in this space and the trucking industry. The move is happening as you alluded to and sounds like you guys had a little bit of a early mover advantage here in some of the tech that you built. You probably get this a lot but how have you done all that, you got to be what 21?

Alex Rodrigues 5:30

That’s younger than I am but I'm pretty young, I’ll give you that. I’m 25

Jason 5:33

was good to be ambitious and then I really under your belt.

Alex Rodrigues 5:39

Well I've been doing. I've been doing robots since I was 11 so it all works itself out and in the end 15 years of experience doesn't sound so that sounds pretty normal when you look at it that way.

Jason 5:51

Right, right. Yeah, it's just messing around, but I love innovation and young minds like yourself that many times are kind of, you know pivotal in kicking that off. So that's pretty cool. I wanted to get into the business model with you and help me understand it and help the audience understand it, essentially Embark is an AV SaaS company focused on the trucking industry. So, explain the business model of how it works because it's sold as Software as a Service correct?

Alex Rodrigues 6:19

that's correct yes. So I'll definitely jump into that, if you're, if you'll indulge me and Give me two minutes I'd love to respond, just to the initiative for those who haven't seen it, the initial critique Jason add was Where's Embark’s revenue in 21 and 22, where's our new term revenue and our brand new app starts in 24 and 25. It Really scales up to be very significant compared to some of our competitors and I think what's important, the important nuance that I wanted to point out a little bit, is where the revenues coming from, what product line. And so when we talk about deploying full self driving trucks commercially moving freight. Embark has the most ambitious rollout plan for delivering that and we're part of that because we've been working on this longer than anybody else, we have competitors who are doing multiple things who have multiple other business lines that are less transformative less ambitious, and sometimes they have revenue from the other business line, but when you look at the actual product that is full self driving level for driverless trucks moving freight for people. Embark is leading the pack in our plan to actually do that. And I actually think that's a key aspect of what makes us a good company. We're not trying to do everything we're not trying to do a bunch of different products at the same time, we're very, very focused and we've been that way for five years and that's part of how we are able to do things as quickly so that's my, that's my, my two minutes. Jason, back to your question kind of what is the business model, the way that we make money is basically we work with some of the biggest fleets in the country, they own and operate the trucks. We partner with them and licensed software to them on a per mile basis so they drive these trucks autonomously between transfer points, and every mile that it drives autonomously and bark makes a sort of fixed 30 to 40 cents per mile on that run.

Jason 8:24

Okay so, so it's a per mile, not a per month or per annual fee, right.

Alex Rodrigues 8:29

Yeah, that's right and it's based on the way that a lot of our business model it is based on the way that the trucking industry is structured today. And so, if you look at the way that fleets think about costs, it's it's pretty much based around per mile and so when we create value per mile, we figured it makes sense for us to charge our pricing per mile.

Jason 8:46

Gotcha, okay. Yeah, look, I was looking at your slide deck and I see some partnerships with some big players. And as your advisors Busch InBev HP, with Werner, which I do see also TuSimple is partnering with Werner as well. So, I mean, I don't know where you are, you know, as far as I know you've come in public and it's something you can talk about some things that you can't, etc. But, within the framework of what you can speak on with these partnerships, what do they look like I mean is it like, is this like, there's an order for you know 100 Plus, or, you know, or is this just a few to start off with just as beta type of deals. So, I don't know, they could be all sort of in different stages, so just talk about load about the current partnership that you have and what they look like.

Alex Rodrigues 9:36

yeah, that's a, that's a great a great segue, I think, you know, when we think about the real concrete near term, sort of proof points around commercialization, we really do focus on those both partnerships, and so the fact that we have some of the biggest players, putting real time, real money behind Embark just give you a few numbers in bars partners today, run over 30,000 trucks. They, in aggregate represent over $20 billion of freight spend that includes the names that you mentioned, as well as, as well as some of the ones that are yet to be announced. And so when we look at those numbers, that gives us a lot of confidence for the ability to scale the business model in 2024 and 25. The way that we expect and we expect to continue growing that group and we look at some of the top line names there, right, these are folks like AB InBev, folks like Werner enterprises folks like I think most very notably Knight Swift, who's both the number one truckload carrier in the United States, they do more truckload operations than anybody, and they're not just somebody we work with commercially, but they're also somebody that after spending time with us and getting to know the team and the tech believes this is important enough that they also have an anchor investor in our, in our SPAC and so I think you look at that level of conviction from these guys, it, it speaks volumes and so I think when we look at things and the partners we have our focus has always been on quality, and so we have really deep relationships with these guys to really focus around understand at their very large networks that 30,000 trucks these guys run, and how those can can best be served by by driverless tech in the future.

Jason 11:25

Okay, yeah. All right, that's great. Yeah, it is the night as well that's pretty cool. So help me understand so trucks that are in operation. Why is their revenue to 2025 on the road with that how does that work is that that part of the arrangement?

Alex Rodrigues 11:49

Doesn't seem like more sounds happening. We've got, like, No more. No, works way excited. Okay, today, you know, subject to rollback important numbers because it gives us both we estimate purchase a year, so when you think about, do we have the ability to scale. So logistics. maybe concrete conviction that there is demand for this product.

Jason 12:24

And this is my way I'll come home here right. So, so, okay, so you have your software as a service. So, how do you go about finding is to go to, you know hardware platforms and say, This is what we recommend recommended setting that will work well with ours like, you know what I mean.

Alex Rodrigues 12:57

Yeah, so we have a standard sensor module, module, but I don't know. So now, obviously not doing so because we work with, For our fleet partners to make sure that there is a set of components, what I mean with modular is, they can be integrated on the blackboard like they want work on, that's really I think actually, where we're not building, so highly rather where, where software is to make that happen.

Jason 13:33

Okay, that makes sense and I'm assuming you you would obviously work with these players to do the integration though, right.

Alex Rodrigues 13:46

Like, I know, electrical engineers, to make sure that that compatibility exists. Again, so I think the big difference is that when we're coming to maybe it's designed in a modular way, and it's easy but then maybe option, but ultimately it is like, but then we're working with our partners so that they're able to tick a box from there, I know you don't feel comfortable with that, so bring their drawers home at night.

You can't really take some of the, like, redundant, steering and braking actuators.

Jason 14:31

that are required for this system will take too much to rip up rip out the guts and redo Right, right. Gotcha. What am I coming out over the I guess there was also recently another company that that's backing as well. So we look out over the industry like, you know what sets you apart from the competition and this is what everyone's gonna want to know when they are researching this industry. So, I think you've touched on a few different points, but just, What else do you think is gonna set your work apart from the competition?

Alex Rodrigues 15:04

Yeah, I probably think about it as four really important areas. These are areas that we've iterated on and developed over many years in the space. So, first I would talk about focus. Embark is building a system designed to do level four self driving in the United States, just for trucks, just doing the software, and there are a lot of players in the space that really haven't found their niche yet that are trying to do two or three things they're trying to be the fleet or be the OEM or work on cars and trucks at the same time, and Embark is really unique in our ability to just focus in on great software for trucks in the United States. That's the focus, and it's the focus that we've had since the very beginning we haven't been hopping around shiny objects, we've been working hard on this for five years. The second thing that differentiates Embark is our asset light business model. So, we talked about this a little bit right we're a software company, and we're really scalable because we're working together with people who own 30,000 trucks and that's really just the beginning with household names like HP and Knight swift and to our scalability is dramatically higher, because we're ultimately just selling software and then we're working with industry leaders who have the asset base and the skill set to just roll this out broadly. And that's item two, item three, is Embark’s real focus is on the technology that we've developed. And I know that there's probably not enough time here to get into all the guts of it but just to say, the team we've assembled is incredible. The vehicle performance is objectively stands above the rest of you will get through the number of miles driven without a D O T reportable incident marks driven far more miles than any other competitors who are on road performance of the technology really stands out. And then finally, Embark is pretty unique in having actual commercial experience out in the world today. As you look at some of those names I mentioned, you look at the fact that we move freight today we've actually moved freight with some of our partners, all the way back to 2017. So we have that experience, commercially deploying this product, and I think that that ends up being pretty critical.

Jason 17:16

Sounds good. And I was looking over again the slide deck and looks like there's a two phase rollout of the commercialization process going to be the lower states, the Sunbelt so when, when do you see more of just overall in the industry, and trucking industry when do you kind of foresee this really taking a foothold in the whole industry, because everyone throws out the total addressable market but when can you when will companies like yourself, be able to fully realize a lot of that, what do you what do you what do you see as being in this industry?

Alex Rodrigues 17:50

Yeah, our rule of focus is firstly on the US Sunbelt, and that's about a third of the total US free miles, and then expanding to the rest of the lower 48 in 2026. And that ends up being. Obviously, as you mentioned, this is a huge total addressable market, even just in the Sunbelt. It's a gigantic market, and so the ability to get to the lower 48 in 26 and the, The central 24 That's really, I would say industry leading timeline, and we think that that's probably going to set the pace, and then the scaling up is going to happen in the one hand drum, really, really quickly from a, if you're looking at it from a dollars perspective. It'll, it'll take a reasonable amount of time just because of how big the industry is right the $700 billion industry and so if you're growing, maybe billions of dollars a year in revenue, you're still going kind of slow, with respect to the whole industry and so I do think, sort of the three things I like people to take away I can pack like early in the day and more sooner than you think. The rollout is gonna be faster than you think. But the time to full penetration is still longer than you think because it's just so big.

Jason 19:00

Yeah, I mean it makes sense, because you know the these fleets, they're not gonna upgrade the entire all of their trucks in at once, percent is this year percent is next. The following year, and as they, you know, especially even with electrification as the all of the tech, you know, is rolled out with that, they're not gonna put all their eggs in one basket right. It doesn't seem like so. Make sense and it makes sense to with the ACA see why you guys are doing the Phase One in the lower 48 wears better weather and like I said, Well, that's a lot of wear a lot of your, you know, I've traveled from Atlanta, Georgia to San Diego, California in the RV and looked at all the cars, because we could do it during the winter you know what I mean. So the weather while the weather was good the entire trip right so that's a good strategy I do think that's a good strategy. Well it's been a, you know I don't have a whole lot of other questions, I'm really glad you know you wanted to come on and address this. I'll give you the floor and let you talk about anything else that you think you wanted to talk about Embark and given kind of opportunity to plug it in. Again the ticker was NGAB on the New York Stock Exchange.

Alex Rodrigues 20:13

Yeah, thank you. I think maybe the thing that I want to leave folks with is understanding that the value in this industry ultimately comes from technology. And I think where Embark has really differentiated ourselves over the years is our consistent long term focus on building the best technology for self-driving trucks whether that takes the form of our vision map fusion system that allows the trucks to be able to operate. For the first time ever, through construction zones that have not been previously mapped is hugely powerful for our system, or that's the caliber of the team we built that gives us a 60 second planning horizon, one of if not the longest planning horizon of anybody in the space. It's really that high quality software that puts us in, in a position to bring this technology to market. It's a hard business. I think there are a lot of people who try and sort of value self-driving companies but globbing together a lot of different things. I go, there's some you know there's some car bits and then there's some truck bits and there's some fleet bits, and the reality, in our view is that you build a great software stack and then you build great partnerships, and that's how you got to business. And so, where Embark really stands out is People have been telling us that you didn't need to be focused for a long time and I think we're getting the last laugh. Embarks the longest running self-driving truck program in United States we're also the longest running independent self-driving effort in the United States, full stop. And so we've been doing this for a long time. And we're really excited to now be reaching a point where, in the next handful of years, US and some of the biggest fleets in the country, we'll be taking this technology on the road.

Jason 21:56

Yeah that's pretty awesome. I mean, you know, we don't know if how familiar you are with my channel but I'm all about finding disruptive technologies and getting into these sectors and segments so I'm still early in my research process and you've definitely educated me today on some of the advantages and benefits of Embark. So, it's been great. Appreciate you. Like I said, taking time to come on over to the channel and do this and I will be following along and like I'm rooting for the whole industry so definitely rooting for you guys.

Alex Rodrigues 22:27

Yeah, thanks for having me and you'll, you'll have to come out sometime and take a ride in the truck, I think the technology always, always is the best salesperson for itself, so we'll have to make that happen someday,

Jason 22:38

I appreciate it and I hope you have a great rest of your day.

Alex Rodrigues

Yeah, Thanks for having me on. Okay, thanks.

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.